# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vestand Inc., CIK 0001898604
CUSIP: 98740Y104
Title of class of securities: Class A common stock, $0.0001 par value
Address of issuer's principal executive offices: 6940 BEACH BLVD, SUITE D-705, BUENA PARK, California (CA), 90621
Date of event which requires filing of this statement: 10/02/2025
Amends the filing with accession number 0001493152-22-026453
Filed by CIK 0001935210
Persons authorized to receive notices and communications: James Chae, 6940 Beach Blvd., Suite D-705, Buena Park, California (CA), 90621, 714-694-2400

## Reporting persons
- Chae James (CIK 0001935210): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,973,400; sole dispositive power 0; shared dispositive power 2,973,400; aggregate amount beneficially owned 2,973,400 (20.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, $0.0001 par value
Name of issuer: Vestand Inc.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by James Chae (the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 12585 Cantu-Galleano Ranch Road, Ste 100 and 110 Building CR-4, Eastvale, CA 9175210605.
Present principal occupation or employment: The principal occupation of the Reporting Person is Chief Executive Officer, Eastvale K-BBQ.
Criminal convictions in the last five years: The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
In September 2021, Yoshiharu Holdings was formed by the Reporting Person as an S corporation for the purpose of acquiring all of the equity in each of the 7 restaurant store entities which were previously founded and wholly owned directly by the Reporting Person and all of the intellectual property in the business held by the Reporting Person in exchange for an issuance of 9,450,900 shares to the Reporting Person, which constituted all of the issued and outstanding equity in Yoshiharu Holdings Co. Such transfers were completed in the fourth quarter of 2021.

The Issuer was incorporated on December 9, 2021, in Delaware by the Reporting Person for purposes of effecting an initial public offering of Issuer. On December 9, 2021, the Reporting Person contributed 100% of the equity in Yoshiharu Holdings Co. to the Issuer in exchange for the issuance by the Issuer 2,428,400 shares of Class A common stock and 400,000 shares of Class B common stock, par value $0.0001.

On September 8, 2022, the Reporting Person filed his previous Schedule 13D, which is hereby amended and restated.

Additionally, as reported on his previously filed SEC Form 4, on September 13, 2023, the Reporting Person acquired 50,000 Class A common stock shares at $0.43 per share. As adjusted for the 1-for-10 reverse stock split and 4-for-1 forward stock split since then, the Reporting Person's cost basis for such shares is $1.075 per share.

On March 24, 2025, the Reporting Person acquired a warrant (the "Warrant"), as described in Item 6 hereof, to purchase 280,000 shares of Class A common stock, with an exercise price of $0.01 per share, in exchange for the cancellation of indebtedness of $700,000 owed by the Issuer to the Reporting Person, or $2.50 per share. Subsequent to the 4-for-1 forward stock split effected by the Issuer on July 30, 2025, the Warrant is exercisable into 1,120,000 shares of Issuer's Class A common stock at an exercise price of $0.0025 per share.

The Reporting Person beneficially owns 2,973,400 shares of Issuer's Class A common stock, inclusive of 400,000 shares of Issuer's Class B common stock convertible into an equal number of shares of Class A common stock in accordance with the Certificate of Incorporation of the Issuer. Prior to conversion, each share of Class B common stock is entitled to ten votes per share.

On August 27, 2025, Issuer filed its SEC Form 8-K indicating that it changed its corporate name to Vestand, Inc., effective August 28, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as otherwise described in Item 3, this Item 4 or in Item 6 of this Statement, the Reporting Person does not have any current plans or proposals which relate to or would result in: (a) the acquisition by his of additional securities of the Issuer, or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;(h)causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number and percentage of shares of Class A common stock beneficially owned by the Reporting Person are based on 14,524,980 outstanding shares, consisting of 14,124,980 shares of Class A common stock outstanding as disclosed in the Issuer's quarterly report on Form 10-Q filed with the Commission on August 20, 2025 and 400,000 shares of Class B common stock held by the Reporting Person convertible into an equal number of shares of Class A common stock.

As of the date hereof, the Reporting Person beneficially owned 2,973,400 shares of Class A common stock, consisting of 2,573,400 shares of Class A common stock and 400,000 shares of Class A common stock issuable upon conversion of 400,000 shares of Class B common stock held by the Reporting Person.

Percentage: Approximately 20.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
1. Sole power to vote or direct vote: 2,973,400

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,973,400

4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days: The Reporting Person sold 5,000 shares of Class A common stock through ordinary brokers' transactions on Nasdaq on September 25, 2025, at an average price of $1.93 per share. Other than the foregoing, the Reporting Person engaged in no transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 24, 2025, the Reporting Person acquired the Warrant from Issuer for the issuance of 280,000 shares of its Class A common stock in exchange for the cancellation of indebtedness of $700,000 owed by the Issuer to the Reporting Person. Shares issuable under the warrant are subject to adjustment as a result of share splits (as a result of the share split effected by the Issuer on July 30, 2025, there are now 1,120,000 shares of Class A common stock underlying the Warrant), and are subject to a cap, prohibiting the exercise of the Warrant to the extent that the holder, together with its Affiliates (as defined in the Warrant) would beneficially own more than 4.99% of the Class A common stock outstanding after such exercise (the "Beneficial Ownership Limitation"). The Reporting Person, upon notice to the Issuer, may increase the Beneficial Ownership Limitation, effective the 61st day after the provision of such notice. The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by the Warrant, which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.1 - Warrant, dated March 24, 2025

## Signatures
- Chae James: /s/ James Chae, James Chae (10/02/2025)